

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

September 29, 2017

Via Email
Mr. Eric R. Slusser
Executive Vice President and Chief Financial Officer
Express Scripts Holding Company
One Express Way
St Louis, MO 63121

Re: Express Scripts Holding Company
Form 10-K for the year ended December 31, 2016
Response Dated August 30, 2017
File No. 1-35490

Dear Mr. Slusser:

We have reviewed your August 30, 2017 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 2, 2017 letter.

Form 10-K for the year ended December 31, 2016
Schedule II – Valuation and Qualifying Accounts

1. In your response to comment 2, you indicate that you do not believe gross rebates receivable require separate disclosure pursuant to Rule 5-02.3 of Regulation S-X because you consider these rebates to be a component of trade receivables that arise in the ordinary course of business, are a component of your pricing with customers and are a recognized at the time of claims adjudication. Rule 5-02.3 of Regulation S-X requires separate disclosure of receivables from customers (trade) and others. It is unclear why you believe accounts receivable from pharmaceutical manufacturers are a component of customer receivables considering that pharmaceutical manufacturers do not appear to be your customer. Please revise your disclosure to separately state accounts receivable from pharmaceutical manufacturers or further explain why you do not believe this is required.

You may contact Linda Cvrkel at (202) 551-3183 or me at (202) 551-3651 if you have any questions.

Sincerely,

/s/ Joel Parker

Joel Parker,
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Mining